Exhibit 8.1

January 12, 2007

Board of Directors

Centerstate Banks of Florida, Inc.

1101 First Street South, Suite 202

Winter Haven, Florida 33880

Re:	Agreement and Plan of Merger by and between Valrico Bancorp, Inc. and Centerstate Banks of Florida, Inc.

Ladies and Gentlemen:

You have requested our opinion with respect to certain federal income tax consequences of the proposed merger of Valrico Bancorp, Inc. (“Valrico”), a Florida corporation, with and into Centerstate Banks of Florida, Inc. (“Centerstate”), a Florida corporation, pursuant to the terms of the Agreement and Plan of Merger (the “Agreement”) dated as of the 14 day of November, 2006.

In accordance with Section 9.1(e) of the Agreement Hacker, Johnson & Smith, PA will provide a tax opinion regarding certain federal income tax consequences of the proposed merger. Pursuant to the Agreement, on the effective date of the transaction Valrico shall be merged with and into Centerstate. Centerstate shall be the surviving corporation from the merger and shall continue to be governed by the laws of the State of Florida.

At the merger effective date, holders of each share of Valrico Common Stock may elect to receive shares Centerstate Common Stock and/or cash in exchange for their shares of Valrico Common Stock. The total number of shares of Valrico Common Stock to be converted into stock consideration pursuant to the Agreement shall not be less than 65% or more than 70% of the total Valrico Common Stock outstanding. All other shares of Valrico Common Stock shall be exchanged for $105.06 in cash per share. Each share of Valrico Common Stock may be exchanged for 5.25 shares of Centerstate Common Stock.

All outstanding and unexercised options to purchase shares of Valrico Common Stock will cease to represent an option to purchase Valrico Common Stock on the effective date of the Agreement and will be converted automatically into the right to receive a cash payment equal to $79.06 per share represented by such Valrico option.

Cash will be issued in lieu of any fractional share interest. Dissenting shareholders of Valrico will receive cash in an amount equal to the fair value of the shares.

Pursuant to your request and in preparation of our opinion we have examined and relied upon the following:

(i)	The Agreement and Plan of Merger by and between Valrico Bancorp, Inc. and Centerstate Banks of Florida, Inc.

(ii)	The applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the applicable provisions of appropriate Treasury Regulations, existing judicial authority, and the current administrative rulings.

Centerstate Banks of Florida, Inc.

January 12, 2007

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(iii)	Such other documents, records and instruments, as we deemed necessary or appropriate for purposes of this opinion.

In connection with the items set forth above, we have assumed the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photo static copies.

In addition to the terms contained in the Agreement, we have assumed the following additional facts to be true and correct:

1.	The fair market value of Centerstate Common Stock will be approximately equal to the fair value of Valrico Common Stock exchanged.

2.	There is no plan or intention by the shareholders of Valrico to sell, exchange, or otherwise dispose of Centerstate Common Stock received pursuant to the Agreement.

3.	Centerstate will be the surviving corporation as a result of the merger.

4.	No less than 65% and no more than 70% of the value of the aggregate consideration issued to Valrico shareholders, in connection with the merger, is represented by common stock of Centerstate.

5.	Valrico’s merger with and into Centerstate qualifies as a statutory merger under the laws of the State of Florida.

6.	Valrico and Centerstate and the shareholders of the Valrico will pay their respective expenses, if any are incurred in connection with the transaction.

7.	There is no indebtedness existing between Valrico and Centerstate that was issued, acquired, or will be settled at a discount.

8.	None of the compensation received by any shareholder-employees of Valrico will be separate consideration for, or allocable to, any of their Valrico shares; none of Centerstate shares received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arms length for similar services

9.	The merger is being effected for bona fide corporate business reasons.

10.	The Agreement represents the full and complete agreement among Valrico and Centerstate regarding the merger and there are no other written or oral agreements regarding the merger.

11.	Cash payments received by Valrico shareholders in lieu of fractional shares result from the mechanical rounding off of fractions resulting from the share exchange rather than separately bargained-for consideration.

Centerstate Banks of Florida, Inc.

January 12, 2007

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Based on the foregoing, as of the date of this letter, we are of the opinion that:

1.	The merger of Valrico with and into Centerstate will constitute a reorganization within the meaning of Section 368(a) (1) (A) of the Code;

2.	No gain or loss will be recognized by the shareholders of Valrico upon the exchange of their Valrico Common Stock solely for Centerstate Common Stock;

3.	No gain or loss will be recognized by Valrico or Centerstate as a result of the merger;

4.	On the sole receipt of cash for any whole shares or in lieu of fractional shares, the shareholders of Valrico will recognize gain or loss in an amount equal to the difference between the cash received and the basis of the whole or fractional shares of Valrico Common Stock exchanged;

5.	On the receipt of a combination of cash and shares of Centerstate Common Stock in exchange for their shares of Valrico Common Stock, the shareholders of Valrico will recognize gain, but not loss, in an amount equal to the lesser of (a) the gain realized on the exchange (computed by reference to the fair value of the Centerstate Common Stock received, plus any cash received, over the basis of their Valrico Common Stock), or (b) the amount of cash received;

6.	The tax basis of the Centerstate Common Stock received will be equal to the tax basis of the exchanged Valrico Common Stock, decreased by the amount of cash received and increased by the amount of any gain recognized;

7.	The holding period of the Centerstate Common Stock received by each Valrico shareholder will include the holding period of the Valrico Common Stock exchanged in the merger, provided the shares of Valrico Common Stock were held as a capital assets at the effective date;

8.	On the receipt of cash in cancellation of outstanding and unexercised Valrico stock options, the recipient will recognize income equal to the cash received; and

9.	The cash received by a Valrico shareholder in connection with the exercise of a dissenter’s rights will be treated as a distribution in redemption of Valrico Common Stock held by the shareholder, subject to the dividend provisions of Code Section 302. If the distribution is not a dividend under Code Section 302, the shareholder will recognize gain or loss equal to the difference between the cash received and the tax basis of the Valrico Common Stock surrendered.

Centerstate Banks of Florida, Inc.

January 12, 2007

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Our opinions set forth herein are based upon the descriptions of the contemplated transactions as set forth in the Agreement. If the actual facts relating to any aspect of the transaction differ from this description in any material respect, any or all of the opinions expressed herein may become inapplicable. Further, our opinions are based upon the Internal Revenue Code of 1986, Treasury Regulations and interpretations and judicial precedents as of the date hereof. If there is any change in the applicable laws or regulations, or if there are any new administrative or judicial interpretations of the law or regulations, any or all of the opinions expressed herein may become inapplicable.

Our opinion may not be applicable to certain shareholders who are subject to special tax treatment for federal income tax purposes, including among others, life insurance companies, tax exempt entities and foreign taxpayers.

We hereby consent to the use of this opinion as an exhibit to the Form S-4, Registration Statement under the Securities Act of 1933 (the “Registration Statement”), and to the use of our name under the section “Federal Income Tax Consequences”. In giving such consent, we do not herby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Act”), nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Act.

Sincerely,

/s/ Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA

Tampa, Florida